Filed by TiVo Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TiVo Corporation; Xperi Corporation; XRAY-TWOLF HoldCo Corporation

Commission File No.: 001-37870

On February 18, 2020, TiVo Corporation (“TiVo”) held its quarterly conference call to discuss its fourth quarter 2019 financial and operational results. This document is a reproduction of management’s planned remarks during such call, following the below disclosures with respect to forward looking statements and Non-GAAP financial information.

Legal Overview/Nicole Noutsios

I’m Nicole Noutsios, Investor Relations at TiVo. With me today are Dave Shull, CEO, and Wes Gutierrez, CFO. We just distributed a press release and filed an 8-K detailing our fourth quarter and full year 2019 financial results. In addition, we posted a downloadable model on our IR site showing our historical financial results and GAAP to non-GAAP reconciliations. We are simultaneously webcasting this call. After this call, a transcript of the Company’s prepared remarks will be available and thereafter you will be able to access a recording of this call on our website at tivo.com as well.

Our discussion includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, TiVo’s future Product business, operating results and strategies to drive long-term profitable growth, our future actions to achieve additional annualized cost savings, our future product offerings and deployments and market acceptance of these offerings, the future growth, business opportunities and operating results of each of the Product and IP businesses, the timing and completion of the TiVo/Xperi combination, the achievement of anticipated cost and revenue synergies from the TiVo/Xperi combination and growth of the combined business, the acceptance of the combined TiVo/Xperi offerings by the marketplaces we serve, the timing, completion and success of the planned future separation of the combined company’s product and IP businesses, and the realization of stockholder value resulting from these transactions.

We caution you not to put undue reliance on these forward-looking statements, as they involve risks and uncertainties that may cause actual results to vary materially from these forward-looking statements, as described in our “Risk Factors” in our reports filed with the SEC. Any forward-looking statements made on this call reflect our analysis as of today and we have no plans or duty to update them except as required by law. With that, I will now turn the call over to our CEO, Dave Shull.

CEO Script, Dave Shull

Thank you for joining us for our fourth quarter 2019 earnings call.

When I joined TiVo just eight months ago, I had a clear vision of how we would succeed as a business, and it involved two key ideas.

The first was genuinely understanding how people are going to consume entertainment content over the next five to ten years.

Entertainment content options are simultaneously expanding and fragmenting for everyone. This expansion and fragmentation is accelerating, and the lines have now completely blurred between those who produce content and those who distribute it. Today, Netflix is making movies, and Disney is a streaming service. Further, it seems that every day, there’s a new participant, using new channels and programming, in the rush to deliver digital content to whoever wants it.

Because of this, what was once a positive - endless options for content across many devices - has become a growing challenge for people in terms of the ease with which they can find, watch, and enjoy entertainment content.

Why is this? There’s no Moore’s Law for consumer attention. Everyone has only 24 hours in a day: attention to content, and the time any one person can devote to it, have limits on how they scale.

But I knew TiVo had a unique advantage here. Rather than trying to optimize the consumer for the entertainment market, we’re trying to optimize the market for the consumer. We put the consumers, and their experience, at the center of what we do. Our products and technologies do that, in a way that is unique, and I’ll talk about that a little more in a moment.

The second key idea that would drive our success?

Operational excellence. We needed to make key decisions, some of them very hard, and make them far more quickly.

We have talked a lot in the past few quarters about steps I have taken to collapse legacy business groups and to focus on significant growth initiatives over those that looked promising, but distracted us from the reality and the opportunities represented by the streaming wars.

This not only allowed the company to rally around the recent announcements of the TiVo Stream 4K product, but also enabled substantial cost reductions. As we will discuss shortly, our financial results are beginning to show the clear benefits of this much more precise operating focus.

However, operational excellence also applies to bringing a successful conclusion to our strategic process. When I joined, the Board had determined to pursue the strategy of splitting the company, separating its products business from the IP licensing business. The team had begun that process, but there was a tremendous amount of work required to make it a reality.

We had refinanced our debt, identified many key members of the separate management teams, completed most of the legal and financial work required, and were on a path to separate the businesses as of April 2020.

At the same time, as we have stated in prior quarters, we were continuing to evaluate various strategic options for each business. And as you all know from our December announcement, we found such an option in the merger with Xperi, which we believe represents an excellent strategic fit between complementary businesses, a complementary vision for the future for the marketplaces we serve and, importantly, a chance for us to go to market with broader reach - in terms of technologies, product sets, and customer bases.

Both companies saw the same broad trends and opportunities ahead and believe that combining our respective product and IP business to operate as separate business units puts us in a stronger operating and competitive position.

I know that you will all appreciate that because we are in the midst of this process, we won’t be holding a Q&A session today, but Jon Kirchner will be on the Xperi call and he is happy to answer questions about the pending merger. For detailed information about the transaction, the financial models, and any other questions, you should either refer to the presentation we made during the original announcement, or review our Form S-4, which was filed with the Securities and Exchange Commission earlier today.

However, what I will address here is the question we’ve been asked in various forms since the announcement of the Xperi transaction, which is “How will the combined company work together and how will it grow?”

When put together, our product businesses will benefit from new sales channels and customer relationships.

TiVo’s entertainment discovery products for the streaming wars and Xperi’s high quality IMAX Enhanced and DTS-X video and audio products provide for a unique and compelling product set for both our cable partners and for consumers.

Of course, we also each have multiple IP portfolios, which we believe will enable us to diversify revenue opportunities for the IP licensing business.

We believe that the combination brings critical breadth and reach for both the products and IP licensing businesses and will enable expansion of the market opportunities for the business at this important juncture in the rapidly evolving world of entertainment content. From a financial standpoint, if you look at the numbers presented in the Form S-4 we filed today, we believe the combined company top line, before we factor in any long-term revenue synergies, will be greater than $1 billion and the combined adjusted EBITDA is well in excess of $400 million. In addition, we expect to preserve the tax benefit from the NOLs currently on our balance sheet.

In the longer term, we’re confident that, as our combined product and IP companies pursue their own paths to success, they’ll be in a stronger position to compete in their respective markets. As mentioned above, we’ve already done a significant amount of work to prepare our two businesses to operate independently.

Overall, it’s clear to us that the combination with Xperi presents a unique strategic fit for both the product and IP side of our respective businesses: a set of complementary products and technologies as it relates to delivering the best possible entertainment experience to the consumer, and broader and deeper portfolios of intellectual property.

As TiVo stands today, I’m proud of the company, our people, and everything we’ve done to get here, and I’m even more excited about what the future holds for us - as a larger and more diverse participant in a market that is transforming every day.

Now – let me pivot back to a discussion of TiVo’s performance this past quarter and highlight the benefits of both our operational excellence and our new focus on the streaming wars.

Our financial performance was strong.

For 2019, we announced revenue of $668 million, above the top end of our guidance of $665 million. We also made progress with our profitability and, as a reflection of our cost reduction efforts, adjusted EBITDA for 2019 was $211 million and our Q4 adjusted EBITDA was $61 million, an increase of 45% from Q4 2018, as we drove operational efficiencies throughout the organization.

Wes will cover this later in the call, but in the past six months we took actions that will produce $20 million in annualized cost savings and in the first half of 2020 we anticipate taking actions that will produce an additional $16 million in annualized savings. We are continuing to drive operating efficiencies even as we drive into new growth products. Wes will highlight later in the call the impact of these costs savings on our guidance for 2020 and, in our upcoming proxy, we will provide more details on what underlies our stand-alone revenue and adjusted EBITDA for 2020.

On the Product side of the business, our strategy of providing products and technologies that allows consumers to simply do what they want - discover and watch entertainment content anywhere, any way - has taken a huge step forward.

In January at the Consumer Electronics Show, we announced the upcoming release of our new product - TiVo Stream 4K: a streaming solution with a launch price of $49.99 that allows consumers to discover and watch what they want, from a single platform, without having to stumble from app to app to app.

The press response was phenomenal, with the device recognized for “Best of CES” consideration from six publications including the Wall Street Journal, Engadget, and Cord Cutter News. In just a couple of days during CES, the Stream 4K announcement generated more than 75 positive articles in tech, business and consumers outlets, reinforcing just how hungry the market is for precisely this kind of platform. Forbes Magazine wrote of Stream 4k, “It just might be the last streaming device you ever need to purchase.”

We also announced at CES that the Company has secured a collection of new content partners for its video network, TiVo+™. An additional 23 new channels will join the current lineup of 26 free streaming channels currently available, bringing the total to 49. Available exclusively to TiVo customers, TiVo+ delivers free live streaming channels and thousands of movies and TV shows to viewers in an app-free environment. Further, TiVo launched Amazon’s Prime Video App to its Pay-TV Operator customers nationwide. Now, millions of households can access Amazon Originals, hit TV shows and popular movies via the Prime Video App on the TiVo Platform.

The unique foundation for the TiVo Stream 4K product is our search and discovery technology. We continue to win big operator customers as further endorsement for our underlying technologies. TiVo also continues to expand its Android TV-based IPTV version of TiVo User Experience 4. We now have nine operators who will deploy this solution, up from seven last quarter. This includes a recent win with a large Tier 1 operator in Canada, which highlights TiVo’s continued focus on expanding our business both domestically and internationally.

We will continue to work closely with our strategic cable partners around the world. They are the heart of our 21 million users. And, I believe firmly that there is a tremendous opportunity to work with them to deploy TiVo Stream into their broadband-only subscriber base.

We will continue to approach these relationships as strategic growth partnerships, whether it’s around accelerating the deployment of our IPTV solution for their video subscribers or of giving them the best in the world streaming solution with TiVo Stream. We believe our product strategy has the potential to drive significant revenue for TiVo over the long-term.

So now let me turn for a minute to the intellectual property business. During the quarter, we added a multi-year patent license agreement with a significant social media customer. This is our second major licensee in this emerging space within the last few quarters. This reaffirms our position that, even as the video market is being disrupted by online social and video platforms, our portfolio remains highly relevant.

We also successfully renewed some key IP licenses in Q4.First, we completed a long-term extension with Roku for their streaming platform; providing another proof point of our portfolio’s relevance in the new video consumption landscape. Second, we completed an early extension with Panasonic for their CE business. Lastly, we also renewed a license agreement with a leading Korean broadcasting solution company, extending our coverage of the local Korean service provider market.

In addition, we made progress in our OTT licensing program last quarter and also entered into a long-term license with a major U.S.-based OTT service this quarter.

With regard to our ongoing Comcast litigation. TiVo is fully committed to protecting its intellectual property from unauthorized use, and we are committed to our litigation strategy. We expect Comcast will eventually pay us a license for our innovations, just as its Pay-TV peer companies do and as Comcast itself has done in the past.

On that front, we are pursuing cases in the ITC and the District Court system. We just completed the trial in the third ITC case in January 2020. The Administrative Law Judge’s initial determination for the third ITC case is due by June 29th, 2020, and the Commission’s final determination is due by October 29th, 2020.

Overall, I’m happy with our performance. Our tight strategic focus and a rigorous operating execution mentality has borne quick results in the 8 months I have been with TiVo. And: there is more to come!

What I want to conclude with, however, is a reminder of the most important question. It’s one that underpins the work that TiVo did in 2019 and so far this year, and the value we represent both today, and in the future.

That question is how do we create real, durable, value for our shareholders?

As I suggested at the beginning of my remarks, we believe the answer is straightforward, and all the pieces are in place to do it.

First, we need to understand how to best serve the consumer in the digital content marketplace. I think we do in fact understand this better than many, and that therefore the combination of our new products and services positions us to be a leader in streaming entertainment - specifically in the short term, Stream 4K and what that means for TiVo’s ability to deliver on what people need.

Second, we need to deliver on operational excellence. And as this quarter shows, we are making good progress, given positive earnings and positive improvement on cost savings and EBITDA.

Last, we need to capitalize on the conclusion of our strategic process. Through the combination with Xperi, we’re going to do so with a strategic partner that delivers complementary technologies, relationships, and customer channels. Further, we will significantly expand the size and diversity of our IP portfolio. And with a shared vision to go to market as two independent businesses, we believe our product business and IP licensing business will each be well-positioned to pursue their own path to success.

TiVo’s future is bright, and I’m proud to say that in a short period of time we’re in a position that, I believe, will put our businesses in the best possible position to win, and in turn deliver the best possible outcome for our shareholders.

Thank you all, and now I’ll turn to Wes…

CFO Script, Wes Gutierrez

Thank you, Dave. As Dave just mentioned, we continue to improve our financial results. For 2019, we announced revenue and Adjusted EBITDA above the top end of our previously-given estimates and we continue to progress with our profitability initiatives.

Turning to our fourth quarter results, on a consolidated basis, revenues were $175.2 million, up 4% from 2018. This increase was due to an $11.5 million increase in IP licensing revenue driven by new deals signed in our New Media, International Pay TV and other vertical and a $4 million benefit from a large US Pay TV operator revising its historical reporting. The increase in IP licensing revenue was partially offset by a $4.8 million decline in Product revenue.

Despite some declining consumer product revenues, we still exited Q4 with approximately $80 million in contracted quarterly product run rate revenues, a $7 million increase over Q3. These are contracted revenues, generally long-term, for our core products. Contracted quarterly run rate revenue in Q4 benefited from a $4 million perpetual license in Latin America and new TV Viewership Data deals.

Moving onto the IP Licensing business, we exited Q4 with approximately $74 million in contracted quarterly IP Licensing run rate revenues, which excludes catch-up revenues intended to make us whole for the pre-license period of use. This represents a $6 million increase over Q3 and was driven by new license agreements and the $4 million reporting adjustment I previously mentioned.

Turning to costs, GAAP Total Operating Costs and Expenses in Q4 2019 were $384.7 million. GAAP Operating Loss in Q4 was $209.5 million and our GAAP Loss from continuing operations before income taxes was $219.9 million, both driven by the goodwill impairment charge.

In terms of our Q4 non-GAAP results, non-GAAP Total COGS and OpEx was $114.0 million, down $12.3 million, or 10% year-over-year. Adjusted EBITDA in Q4 was $61.2 million, up $19 million, or 45%, year-over-year and Non-GAAP Pre-tax Income was $47.2 million, up $17.0 million, or 56%, year-over-year. The improvements in Adjusted EBITDA and Non-GAAP Pre-tax Income were driven by our previously discussed cost savings initiatives as well as an increase in revenue.

On a sequential basis, Non-GAAP Selling, General and Administrative expenses in the fourth quarter of 2019 increased by $3.6 million over the third quarter. This increase was primarily due to investing in strategic IP initiatives that we believe will lead to additional IP licensing revenue in the future. We expect Non-GAAP Selling, General and Administrative expenses to decline from these levels in the first quarter of 2020.

For the fourth quarter, estimated cash taxes were $5.4 million. GAAP Diluted Weighted Average Shares Outstanding were 126.4 million and Non-GAAP Diluted Weighted Average Shares Outstanding were 127.4 million. For those interested in calculating a Non-GAAP EPS measure, take our Non-GAAP Pre-tax Income, subtract our cash taxes, and divide by Non-GAAP Weighted Average Shares Outstanding.

We have a strong balance sheet with cash and investments at the end of the fourth quarter of $425 million, an increase of $143.4 million from the end of the third quarter. During Q4 we entered into a new $715 million Term Loan Facility, which matures in 2024, and repaid the $621.9 million outstanding balance on our prior Term Loan B Facility. We also intend to pay-off our existing $295 million in convertible notes with cash on hand in the next few weeks.

As Dave mentioned, in 2019 we were very focused on company execution and will carry that focus into 2020. As mentioned in our earnings release, our 2020 expectations do not include the impact of the Company’s previously announced combination with Xperi Corporation. Our revenue expectations for this year are $650 million to $690 million. We expect this revenue to be weighted more towards the second half of the year with the launch of TiVo Stream 4k occurring in the second quarter. We expect our GAAP income before taxes to be in the range of a loss of $18 million to income of $4 million.

Cost savings continue to be a critical focus for us in 2020. Due to the cost reductions Dave discussed, as well as additional actions we anticipate taking in the second half of 2020, we expect Adjusted EBITDA to be in the range of $230 million to $260 million and Non-GAAP Pre-tax Income of $150 million to $180 million. We anticipate incurring $26 million to $27 million in Cash Taxes and expect GAAP Diluted Weighted Average Shares Outstanding to be 128 million and Non-GAAP Diluted Weighted Average Shares Outstanding to be 129 million shares.

As Dave noted earlier in the call, we are not conducting a Q&A session today. More information on our merger with Xperi will be in our Form S-4, which was filed with the Securities and Exchange Commission earlier today.

Thank you for your time today. I am also excited about the progress we have made in a short period of time due to very focused execution on both cost savings and new product development efforts.

Now let me turn it back to Dave for a few final comments.

CEO Script, Dave Shull

Thank you everyone, for your time today. As we highlighted today, we made a lot of progress on our strategic initiatives and our financial performance was strong in 2019. As we look to fiscal 2020, we will continue to drive initiatives that will deliver long-term profitable growth. And, we are making progress toward completing our combination with Xperi and are excited about the prospects for the combined company. I look forward to seeing many of you this quarter.

Non-GAAP Financial Information

TiVo provides Non-GAAP information to assist investors in assessing its operations in the way that its management evaluates those operations. Non-GAAP Pre-Tax Income, Non-GAAP Cost of Licensing, Services and Software Revenues, Non-GAAP Cost of Hardware Revenues, Non-GAAP Research and Development Expenses, Non-GAAP Selling, General and Administrative Expenses, Non-GAAP Depreciation, Non-GAAP Total OpEx Excluding Goodwill Impairment, Non-GAAP Total OpEx, Non-GAAP Total COGS and OpEx, Adjusted EBITDA and Non-GAAP Interest Expense are supplemental measures of TiVo’s performance that are not required by, and are not determined in accordance with, GAAP. Non-GAAP financial information is not a substitute for any financial measure determined in accordance with GAAP.

Non-GAAP Pre-tax Income is defined as GAAP income (loss) from continuing operations before income taxes, as adjusted for the effects of items such as amortization of intangible assets, equity-based compensation, accretion of contingent consideration, amortization or write-off of note issuance costs, discounts on convertible debt and mark-to-market adjustments for interest rate swaps and interest on escheat liabilities; as well as items which impact comparability that are required to be recorded under GAAP, but that TiVo believes are not indicative of its core operating results such as goodwill impairment, restructuring and asset impairment charges, merger, separation and transformation costs, transaction, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, earn-out settlements, CEO transition cash costs, remeasurement of contingent consideration, TiVo acquisition litigation, expenses in connection with the extinguishment or modification of debt, gain on settlement of acquired receivable, additional depreciation resulting from facility rationalization actions, other-than temporary impairment losses on strategic investments, gains on the sale of strategic investments and changes in escheat liabilities.

Non-GAAP Cost of Licensing, Services and Software Revenues is defined as GAAP Cost of licensing, services and software revenues, excluding depreciation and amortization of intangible assets, excluding equity-based compensation and transaction, transition and integration expenses.

Non-GAAP Cost of Hardware Revenues is defined as GAAP Cost of hardware revenues, excluding depreciation and amortization of intangible assets, excluding equity-based compensation and transition and integration expenses.

Non-GAAP Research and Development Expenses is defined as GAAP research and development expenses excluding equity-based compensation, transition and integration expenses and retention earn-outs payable to former shareholders of acquired businesses.

Non-GAAP Selling, General and Administrative Expenses is defined as GAAP selling, general and administrative expenses excluding equity-based compensation, merger, separation and transformation costs, transaction, transition and integration expenses, retention earn-outs payable to former shareholders of acquired businesses, earn-out settlements, CEO transition cash costs, remeasurement of contingent consideration and gain on settlement of acquired receivable.

Non-GAAP Depreciation is defined as GAAP depreciation expenses excluding the impact of additional depreciation resulting from changes in the estimated useful lives of assets involved in facility rationalization actions.

Total OpEx Excluding Goodwill Impairment is defined as GAAP Total Operating costs and expenses excluding goodwill impairment.

Non-GAAP Total OpEx is defined as the sum of GAAP research and development and selling, general and administrative expenses, depreciation and gain on sale of patents excluding equity-based compensation, merger, separation and transformation costs, transaction, transition and integration expenses, retention earn-outs payable to former shareholders of acquired businesses, earnout settlements, CEO transition cash costs, remeasurement of contingent consideration, gain on settlement of acquired receivable and additional depreciation resulting from facility rationalization actions.

Non-GAAP Total COGS and OpEx is defined as GAAP Total Operating costs and expenses, excluding depreciation, amortization of intangible assets, goodwill impairment, restructuring and asset impairment charges, equity-based compensation, merger, separation and transformation costs, transaction, transition and integration expenses, retention earn-outs payable to former shareholders of acquired businesses, earnout settlements, CEO transition cash costs, remeasurement of contingent consideration and gain on settlement of acquired receivable.

Adjusted EBITDA is defined as GAAP operating income (loss) excluding depreciation, amortization of intangible assets, goodwill impairment, restructuring and asset impairment charges, equity-based compensation, strategic review costs, merger, separation and transformation costs, transaction, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, earn-out settlements, CEO transition cash costs, remeasurement of contingent consideration and gain on settlement of acquired receivable.

Non-GAAP Interest Expense is defined as GAAP interest expense, excluding accretion of contingent consideration, amortization or write-off of issuance costs, discounts on convertible debt and interest on escheat liability, plus the reclassification of the current period benefit (cost) of the interest rate swaps from gain (loss) on interest rate swaps.

Cash Taxes are defined as GAAP current income tax expense excluding changes in reserves for unrecognized tax benefits.

Non-GAAP Diluted Weighted Average Shares Outstanding is defined as GAAP diluted weighted average shares outstanding except for periods of a GAAP loss. In periods of a GAAP loss, GAAP diluted weighted average shares outstanding are adjusted to include dilutive common share equivalents outstanding that were excluded from GAAP diluted weighted average shares outstanding because the Company had a loss and therefore these shares would have been anti-dilutive.

Uses and Limitations of Non-GAAP Information

TiVo’s management evaluates and makes decisions about its business operations primarily based on Non-GAAP financial information. TiVo’s management uses Non-GAAP financial measures as the basis for decision-making as they exclude items management does not consider to be “core costs” or “core proceeds”. For each Non-GAAP financial measure, the adjustment provides management with information about TiVo’s underlying operating performance that enables a more meaningful comparison to its historical and projected financial performance in different reporting periods. For example, since TiVo does not acquire or dispose of businesses on a predictable cycle, management excludes the amortization of intangible assets, merger, separation and transformation costs, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, earnout settlements, CEO transition cash costs, remeasurement of contingent consideration, TiVo Acquisition litigation, and gain on settlement of acquired receivables from its Non-GAAP financial measures in order to make more consistent and meaningful evaluations of TiVo’s operating expenses as these items may be significantly impacted by the timing and magnitude of acquisitions. TiVo’s management also excludes the effect of goodwill impairment, restructuring and asset impairment charges, expenses in connection with the extinguishment or modification of debt, gain on the settlement of acquired receivable, additional depreciation resulting from facility rationalization actions, other-than-temporary impairment losses on strategic investments, gains on the sale of strategic investments and changes in escheat liability. TiVo’s management excludes the impact of equity-based compensation to provide meaningful supplemental information that allows investors greater visibility to the underlying performance of our business operations, facilitates comparison of our results with other periods, and may facilitate comparison with the results of other companies in our industry, as well as to provide TiVo’s management with an important tool for financial and operational decision-making and for evaluating the TiVo’s performance over different periods of time. Due to varying valuation techniques, reliance on subjective assumptions and the variety of award types and features that may be in use, we believe that providing Non-GAAP financial measures excluding equity-based compensation allows investors to make more meaningful comparisons between our operating results and those of other companies. TiVo’s management excludes the accretion of contingent consideration, amortization or write-off of note issuance costs and discounts on convertible debt, mark-to-market adjustments for interest rate swaps and interest on escheat liability when TiVo’s management evaluates the TiVo’s expenses. TiVo’s management reclassifies the current period benefit (cost) of the interest rate swaps from gain (loss) on interest rate swaps to interest expense in order for Non-GAAP Interest Expense to reflect the effects of the interest rate swaps as these interest rate swaps were entered into to control the effective interest rate TiVo pays on its debt.

TiVo’s management uses these Non-GAAP financial measures to help it make decisions, including decisions that affect operating expenses and operating margin. TiVo’s management believes that making Non-GAAP financial information available to investors, in addition to GAAP financial information, may facilitate more consistent comparisons between TiVo’s performance over time with the performance of other companies in our industry, which may use similar financial measures to supplement their GAAP financial information.

TiVo’s management recognizes that these Non-GAAP financial measures have limitations as analytical tools, including the fact that TiVo’s management must exercise judgment in determining which types of items to exclude from the Non-GAAP financial information. In addition, as other companies, including companies similar to TiVo, may calculate their Non-GAAP financial measures differently than TiVo calculates its Non-GAAP financial measures, these Non-GAAP financial measures may have limited usefulness to investors when comparing financial performance among companies. TiVo’s management believes, however, that providing Non-GAAP financial information, in addition to GAAP financial information, facilitates consistent comparison of TiVo’s financial performance over time. TiVo provides Non-GAAP financial information to the investment community, not as an alternative, but as an important supplement to GAAP financial information; to enable investors to evaluate TiVo’s core operating performance in the same way that TiVo’s management does. Reconciliations for each Non-GAAP financial measure to its most directly comparable GAAP financial measure are posted on TiVo’s Investor Relations site at http://ir.tivo.com.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, on February 18, 2020, XRAY-TWOLF HoldCo Corporation (“Holdco”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of TiVo Corporation (“TiVo”) and Xperi Corporation (“Xperi”) and that also constitutes a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus is not final and may be amended. TiVo, Xperi and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which TiVo, Xperi or Holdco may file with the SEC. INVESTORS, TIVO STOCKHOLDERS AND XPERI STOCKHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors, TiVo stockholders and Xperi stockholders may obtain free copies of the preliminary Joint Proxy Statement/Prospectus filed on February 18, 2020 and the final version and other documents that are filed or will be filed with the SEC by TiVo, Xperi or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi and TiVo at the following:

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

818-295-6651

IR1@tivo.com

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

818-436-1231

IR@Xperi.com

Participants in the Solicitation

TiVo, Xperi or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. TiVo stockholders and Xperi stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of TiVo and Xperi directors and executive officers in the transaction, which may be different than those of TiVo and Xperi stockholders generally, by reading the preliminary Joint Proxy Statement filed on February 18, 2020 and the final version and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

The materials on this website are not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on TiVo’s and Xperi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by TiVo and Xperi, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of TiVo and Xperi; (iii) TiVo’s ability to implement its business strategy; (iv) pricing trends, including TiVo’s and Xperi’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against TiVo, Xperi or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm TiVo’s or Xperi’s business, including current plans and operations; (vii) the ability of TiVo or Xperi to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting TiVo’s and Xperi’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which TiVo and Xperi operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect TiVo’s and/or Xperi’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact TiVo’s or Xperi’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as TiVo’s and Xperi’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of TiVo and/or Xperi; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus filed with the SEC in connection with the proposed transaction. While the list of factors presented here, and the list of factors presented in the Joint Proxy Statement/Prospectus, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on TiVo’s or Xperi’s consolidated financial condition, results of operations, or liquidity. Neither TiVo nor Xperi assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.